[Super 8 Motel Developers, Inc. Letterhead]

December 28, 2001

CONFIDENTIAL
Board of Directors of World Services, Inc.
724 N. Kline
P.O. Box 786
Aberdeen, SD 57402-0786

Re:  Amended Tender Offer Terms

Gentlemen and Ms. Bower:

    The purpose of this letter is to outline the material terms and conditions of an amendment to the agreement between Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers") and World Services, Inc., a South Dakota corporation ("World Services") dated September 7, 2001 (but effective as of September 10, 2001, the "September 10th Agreement") pursuant to which Developers has made and will continue to make a public tender offer for all of the outstanding shares of common stock, par value $.001 per share, of World Services (the "Tender Offer"), and if completed, acquire shares representing a controlling majority interest of World Services. Except as specifically modified hereby, the September 10th Agreement remains in full force and effect.

The material terms and conditions of the Tender Offer are amended as follows:

Purchase Price
The purchase price for the outstanding shares of World Services common stock to be purchased by Developers in the Tender Offer will be eighty-five cents ($.85) per share net in cash (the "Tender Offer Price"); provided, however, that if more than 70%, but not more than 80%, of the outstanding shares of World Services common stock are properly tendered to Developers and not withdrawn prior to the expiration date, the Tender Offer Price for all properly tendered shares will be ninety cents ($.90) per share net in cash, and if more than 80% of the outstanding shares of World Services common stock are properly tendered to Developers and not withdrawn prior to the expiration date, the Tender Offer Price for all properly tendered shares will be ninety-two cents ($.92) per share net in cash.
Expiration Date	The Tender Offer will expire on February 14, 2002, subject to Developers' right, in its sole discretion, to extend it.
Tender of Shares	No change.
Schedule 14d9	•
On or before January 4, 2002 (or such later date on which Developers is prepared to file its amended Schedule TO and related tender offer materials), World Services will prepare and file with the Securities and Exchange Commission, and deliver to Developers for distribution to World Services shareholders, an amendment to its Schedule 14D-9 and related materials in which the World Services' Board of Directors will take the position that it supports Developers' offer and that it recommends that World Services shareholders tender their shares in

CONFIDENTIAL Board of Directors of World Services, Inc. December 31, 2001 Page 2
response to Developers' offer; and
• the individual members of the Board of Directors will announce their intention to tender the World Services shares they own in response to Developers' offer.

World Services' Board will not directly or indirectly change such recommendation unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.
Shareholders Meeting
World Services has set February 14, 2002, as the tentative date for a special meeting of its shareholders (the "Special Meeting"). World Services agrees to file preliminary proxy materials for the Special Meeting with the SEC by January 10, 2002, and to file and distribute final proxy materials to its shareholders by January 21, 2001, or as soon thereafter as is reasonably practicable if World Services receives comments from the SEC on the preliminary proxy materials. The primary purpose of the special meeting will be to vote on an amendment of the World Services' Articles of Incorporation to "opt out" of the control share acquisitions provisions (Sections 47-33-8 through 47-33-16, inclusive) of the South Dakota Domestic Public Corporation Takeover Act (the "Takeover Act"). World Services agrees to hold the Special Meeting on February 14, 2002, or as soon thereafter as is legally and reasonably practicable, and if approved at the Special Meeting, to duly amend World Services' Articles of Incorporation accordingly. If sufficient proxies to approve the proposed action have not been submitted as of the date of the Special Meeting, World Services agrees to adjourn the Special Meeting for the purpose of soliciting additional proxies and to hold it at a later date to be agreed upon with Developers, provided that at least a majority of World Services outstanding shares have been tendered to Developers and not withdrawn as of such date and provided that, in any event, the meeting is held on or before April 30, 2002. World Services Board of Directors will recommend that all World Services shareholders approve such amendment of World Services' Articles of Incorporation. World Services' Board will not directly or indirectly change such recommendation unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.

Notwithstanding the foregoing, World Services will have no obligation to hold the Special Meeting unless the "Release of Escrowed Shares Agreement" dated September 25, 2001, as extended on December 20, 2001, among Developers, World Services and the Director of the South Dakota Division of Securities, remains in effect as of the date of the Special Meeting and the date for the completion of the Tender Offer. World Services agrees to execute and enter into any reasonable extension of such agreement.
Conditions	No change.

CONFIDENTIAL Board of Directors of World Services, Inc. December 31, 2001 Page 3
Covenants of Developers	No change.
Covenants and Representation of World Services	No change.
Document Review & Approval	No change.
Notification	No change.
Due Diligence	No change.
Termination	No change.
Fees and Expenses	No change.
Shareholder List	No change.
Resignations	No change.
Cooperation	No change.

    Should the foregoing accurately reflect your understanding of our amended agreement, please execute the additional copy of this agreement enclosed herewith and return it to me as soon as possible. By execution hereof, you represent (a) that this amended agreement, and the acquisition of World Services shares by Developers contemplated hereby, has been duly authorized by the Board of Directors of World Services, (b) that you have been duly authorized to execute this amended agreement on behalf of World Services, and (c) that upon execution, this amended agreement will be a valid and binding obligation of World Services, enforceable in accordance with its terms.

    The signature of Developers below constitutes a representation by the undersigned (a) that this amended agreement has been duly authorized by the Board of Directors of Developers, (b) that the undersigned has been duly authorized to execute this amended agreement on behalf of Developers, and (c) that upon acceptance of this amended agreement by World Services by signing below, this amended agreement will be a valid and binding obligation of Developers, enforceable in accordance with its terms.

    Thank you, in advance, for your cooperation.

Very truly yours,
/s/ Harvey Aman
Harvey Aman President and Chief Operating Officer Super 8 Motel Developers, Inc.

CONFIDENTIAL
Board of Directors of World Services, Inc.
December 31, 2001

AGREED TO AND ACCEPTED BY
World Services, Inc.
/s/ Ronne Tarrell
Ronne Tarrell, President January 2, 2002